BD

* 3/14

UNITED STA[TES]

SECURITIES AND EXCHAN[GE COMMISSION]

Washington, D.C. 20549

11020015

SEC Mail Processing Section

MAR 01 2011

Washington, DC 110

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 66764

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SWBC Investment Services, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9311 San Pedro, Suite 600
(No. and Street)

San Antonio	Texas	78216
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Cindy Jorgensen (210) 321-7235
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Padgett, Stratemann & Company, LLP
(Name – *if individual, state last, first, middle name*)

100 NE Loop 410, Suite 1100	San Antonio	Texas	78216
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☑ Certified Public Accountant

Public Accountant

Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KW 3/25

OATH OR AFFIRMATION

I, Cindy L. Jorgensen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SWBC Investment Services, LLC, as of February 24, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Cindy L. Jorgensen
Signature

Financial Operations Principal
Title

Vicki L. Chapman
Notary Public

VICKI L. CHAPMAN
Notary Public
STATE OF TEXAS
My Comm. Exp. 06-10-2011

This report ** contains (check all applicable boxes):

- (a) Facing Page.
- (b) Statement of Financial Condition.
- (c) Statement of Income (Loss).
- (d) Statement of Changes in Financial Condition.
- (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- (g) Computation of Net Capital.
- (h) Computation for Determination of Reserve Requirements Pursuant to Rule 1 5c3-3.
- (i) Information Relating to the Possession or Control Requirements Under Rule 1 5c3-3.
- (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 1 5c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 1 5c3-3.
- (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- (l) An Oath or Affirmation.
- (m) A copy of the SIPC Supplemental Report.
- (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.1 7a-5(e)(3).*

SWBC Investment Services, LLC

Table of Contents

PS&Co.
Padgett Stratemann & Co. LLP
CERTIFIED PUBLIC ACCOUNTANTS & BUSINESS ADVISORS

Independent Auditors' Report

To the Member
SWBC Investment Services, LLC
San Antonio, Texas

We have audited the accompanying statements of financial condition of SWBC Investment Services, LLC (the "Company") as of December 31, 2010 and 2009, and the related statements of operations, changes in member's equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SWBC Investment Services, LLC as of December 31, 2010 and 2009, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Padgett, Stratemann & Co.

Certified Public Accountants
February 25, 2011

SWBC Investment Services, LLC

Statements of Financial Condition

December 31, 2010 and 2009

Assets

Assets	**2010**	2009
Cash and cash equivalents	**$ 799,953**	$ 793,478
Accounts receivable	**162,648**	134,560
Prepayments	**225,252**	43,371
	1,187,853	971,409
Property and equipment – net	**80,018**	63,127
Intangible assets	**467,500**	467,500
	$ 1,735,371	$ 1,502,036

Liabilities and Member's Equity

Liabilities		
Accounts payable – related party	**$ 141,546**	$ 79,618
Accrued liabilities	**705,122**	452,151
Total liabilities	**846,668**	531,769
Member's Equity	**888,703**	970,267
	$ 1,735,371	$ 1,502,036

Notes to financial statements form an integral part of these statements.

SWBC Investment Services, LLC

Statements of Operations

Years Ended December 31, 2010 and 2009

	2010	2009
Revenues and income:		
Commission revenue	$ 5,118,068	$ 4,663,224
Commission expense and other costs of sales	(3,283,944)	(2,899,025)
Net revenue	1,834,124	1,764,199
Interest and other income	102,115	104,486
Total revenues and income	1,936,239	1,868,685
Expenses:		
Salaries and benefits	1,189,708	1,129,467
Selling and administration	874,882	837,946
Depreciation and amortization	34,926	33,024
Occupancy	61,406	78,872
Texas gross margin tax	6,881	8,750
Total expenses	2,167,803	2,088,059
Net loss	$ (231,564)	$ (219,374)

Notes to financial statements form an integral part of these statements.

SWBC Investment Services, LLC

Statements of Changes in Member's Equity

Years Ended December 31, 2010 and 2009

Balance at December 31, 2008	$ 439,641
Contributions	750,000
Net loss – year ended December 31, 2009	(219,374)
Balance at December 31, 2009	970,267
Contributions	150,000
Net loss – year ended December 31, 2010	(231,564)
Balance at December 31, 2010	$ **888,703**

Notes to financial statements form an integral part of these statements.

SWBC Investment Services, LLC

Statements of Cash Flows

Years Ended December 31, 2010 and 2009

	2010	2009
Cash Flows From Operating Activities		
Net loss	$ **(231,564)**	$ (219,374)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and amortization	**34,926**	33,024
Net change in:		
Accounts receivable	**(28,088)**	(25,339)
Prepayments	**(181,881)**	452
Accounts payable – related party	**61,928**	(23,270)
Accrued liabilities	**252,971**	29,982
Net cash used in operating activities	**(91,708)**	(204,525)
Cash Flows From Investing Activities		
Capital expenditures	**(51,817)**	(29,014)
Purchase of intangible assets	-	(467,500)
Net cash used in investing activities	**(51,817)**	(496,514)
Cash Flows From Financing Activities – contributions from member	**150,000**	750,000
Net cash provided by financing activities	**150,000**	750,000
Net increase in cash and cash equivalents	**6,475**	48,961
Cash and cash equivalents at beginning of year	**793,478**	744,517
Cash and cash equivalents at end of year	$ **799,953**	$ 793,478

Notes to financial statements form an integral part of these statements.

1. Summary of Significant Accounting Policies

Reporting Entity and Nature of Operations

SWBC Investment Services, LLC (the "Company") was organized in the state of Texas in August 2004, as a single member limited liability company, for the purpose of forming a registered broker dealer with membership in the National Association of Securities Dealers ("NASD") now, Financial Industry Regulatory Authority ("FINRA").

Effective May 16, 2005, the Company received approval of its membership in NASD to operate as a broker dealer with an exemption from the Securities and Exchange Commission ("SEC") Rule 15c3-3 under Section k(2)(ii).

Effective January 17, 2007, the Company began clearing transactions for the Company's customers on a fully-disclosed basis as customers of National Financial Services, LLC ("National Financial"). National Financial is wholly owned by Fidelity Global Brokerage Group, Inc., a wholly owned subsidiary of FMR Corporation. The Company does not hold cash or securities in connection with these transactions.

Cash and Cash Equivalents

Cash and cash equivalents consist of interest-bearing and noninterest-bearing demand accounts with financial institutions.

Property and Equipment

Property and equipment are stated at cost. Depreciation and amortization are calculated on the straight-line method based on the following estimated useful lives: furniture and equipment – 3 to 10 years; computer equipment – 3 to 5 years; and software – 3 years. Amortization of leasehold improvements is computed using the straight-line method over the shorter of the remaining lease term or the estimated useful lives of the improvements – 8 to 10 years.

Intangible Assets

The Company reviews the carrying value of property and equipment and intangible assets for impairment annually and whenever events and circumstances indicate the carrying value of an asset may not be recoverable. The factors considered by management in performing this assessment include current operating results, loss of a customer contract, the effects of obsolescence, demand, competition, and other economic factors. The Company did not recognize an impairment loss during the years ended December 31, 2010 or 2009.

1. Summary of Significant Accounting Policies (continued)

Revenue Recognition

During 2010 and 2009, the Company received all securities and insurance commissions generated by registered representatives. Commissions and related transaction charges executed through National Financial are recorded on a trade-date basis as securities transactions occur.

Federal and State Income Taxes

There is no federal income tax provision included in these financial statements, as the Company is a single member limited liability company owned by Southwest Business Corporation ("SWBC"). As such, the Company is a disregarded entity for federal tax purposes, and SWBC is responsible for reporting all federal taxes due on operations of the Company. During 2010 and 2009, the Company was allocated $6,881 and $8,750, respectively, for Texas gross margin tax.

Use of Estimates in Financial Statement Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Credit Risk

The Company's customer accounts are carried by the clearing agent. All execution and clearing services are also performed by the clearing agent. The agreement between the Company and the clearing agent stipulates that all losses resulting from the Company's inability to fulfill its contractual obligation are the responsibility of the Company.

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. Accounts are guaranteed by the Federal Deposit Insurance Corporation up to a minimum of $250,000. The Company has not experienced any losses in such accounts.

2. Related Party Transactions

During 2010 and 2009, the Company reimbursed SWBC for direct payroll costs, including commission expenses, direct operating expenses, accounting services, human resources services, legal services, marketing services, information technology services, telephone and communication costs, profit sharing costs, office space, office services, and certain types of insurance based on actual usage. The Company uses intercompany payable accounts with SWBC and its subsidiaries to reflect this activity. No interest expense is recorded related to the intercompany accounts. For the year ended December 31, 2010, $3,571,554 was charged to the Company for these services and costs, and $3,504,302 was paid to SWBC for these services and costs. For the year ended December 31, 2009, $3,647,051 was charged to the Company for these services and costs, and $3,670,321 was paid to SWBC for these services and costs.

3. Property and Equipment

Property and equipment consist of the following classes of assets:

	December 31,	
	2010	2009
Furniture and equipment	$ **36,718**	$ 36,718
Leasehold improvements	**46,321**	46,321
Computer equipment	**56,826**	24,538
Software	**64,923**	41,997
	204,788	149,574
Less accumulated depreciation and amortization	**124,770**	86,447
Net property and equipment	$ **80,018**	$ 63,127

3. Property and Equipment (continued)

Depreciation and amortization expense by major asset classification is summarized below:

	Years Ended December 31, 2010	2009
Furniture and equipment	**$ 3,138**	$ 3,755
Leasehold improvements	**8,117**	8,063
Computer equipment	**13,764**	7,752
Software	**9,907**	13,454
	$ 34,926	$ 33,024

4. Net Capital Requirements

The Company is subject to the United States Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires that the Company maintain minimum net capital equivalent to the greater of $50,000 or 1/15 of aggregate indebtedness, and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2010, the Company had net capital of $102,766, which was $46,321 in excess of its required net capital of $56,445. The Company's ratio of aggregate indebtedness to net capital was 824% at December 31, 2010. At December 31, 2009, the Company had net capital of $378,198, which was $328,198 in excess of its required net capital of $50,000. The Company's ratio of aggregate indebtedness to net capital was 141% at December 31, 2009.

5. Fully Disclosed Clearing Agreement

The Company entered into an agreement to provide brokerage clearing services on a fully disclosed basis with National Financial entitled Fully Disclosed Clearing Agreement. This agreement requires a minimum net capital of $150,000 and an escrow deposit of $75,000. As of December 31, 2010, the Company's net capital was $102,766. On February 22, 2011, an additional capital contribution of $100,000 was made by the Company's member, SWBC.

6. Purchase of Customer Contracts

On August 27, 2009, the Company purchased selected customer contracts of T. J. Raney & Sons, Inc., an Arkansas based broker dealer, for $467,500. Simultaneously, T. J. Raney & Sons, Inc. withdrew its membership with FINRA. The purchase of the selected customer contracts has been recorded as intangible assets on the Company's financial statements.

Supplementary Information

SWBC Investment Services, LLC

Schedule of Computation of Net Capital

December 31, 2010

Schedule I – Computation of Net Capital

Total member's equity	$ 888,703
Deductions – nonallowable assets:	
Receivables older than 30 days	(1,801)
Prepayments	(225,252)
Property and equipment – net	(80,018)
Intangible assets	(467,500)
Net capital before haircuts on securities	114,132
Haircuts on securities	(11,366)
Net capital	$ 102,766

Schedule II – Computation of Aggregate Indebtedness

Liabilities	$ 846,668
Total aggregate indebtedness	$ 846,668
Percentage of aggregate indebtedness to net capital	824%

Schedule III – Computation of Basic Net Capital Requirements

Minimum net capital required (greater of $50,000 or 6 2/3% of aggregate indebtedness)	$ 56,445
Excess net capital	$ 46,321

No differences exist between the amounts above, which are based on the audited financial statements, and the amounts in the Company's unaudited Financial and Operational Combined Uniform Single Report as of December 31, 2010, as amended on February 24, 2011.

See independent auditors' report.

PS&Co.

Padgett Stratemann & Co. LLP
CERTIFIED PUBLIC ACCOUNTANTS & BUSINESS ADVISORS

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

To the Member
SWBC Investment Services, LLC
San Antonio, Texas

In planning and performing our audit of the financial statements of SWBC Investment Services, LLC (the "Company") for the year ended December 31, 2010, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recording differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control. However, we noted no matters involving internal control, including control activities for safeguarding securities, we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe the Company's practices and procedures were adequate at December 31, 2010 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in its regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than the specified parties.

Certified Public Accountants
February 25, 2011

SWBC Investment Services, LLC

Financial Statements
and Supplementary Information

December 31, 2010 and 2009

PS&Co.

Padgett Stratemann & Co. LLP

CERTIFIED PUBLIC ACCOUNTANTS & BUSINESS ADVISORS

SEC Mail Processing Section

MAR 01 2011

Washington, DC
110

Independent Accountants' Report on Agreed-Upon Procedures

To the Member
SWBC Investment Services, LLC
San Antonio, Texas

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures listed below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation ("SIPC") for the period from January 1, 2010 to December 31, 2010, which were agreed to by SWBC Investment Services, LLC (the "Company") and the Securities and Exchange Commission; Financial Industry Regulatory Authority, Inc.; and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries in SIPC-6, noting no differences.

2. Compared the total revenue amounts from the Form X-17A-5 (FOCUS) for the quarters ending March 31, June 30, September 30, and December 31, 2010, with the amounts reported in Form SIPC-7 for the period from January 1, 2010 to December 31, 2010, noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers including the SIPC-7 Reconciliation, Clearing Statements, and Maturing Securities Report for the period from January 1, 2010 through December 31, 2010, noting no material differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no material differences.

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-6 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be, and should not be, used by anyone other than these specified parties.

Padgett, Stratemann & Co.

Certified Public Accountants
February 25, 2011

PS&Co.

Padgett Stratemann & Co. LLP
CERTIFIED PUBLIC ACCOUNTANTS & BUSINESS ADVISORS

Independent Accountants' Report on Agreed-Upon Procedures

To the Member
SWBC Investment Services, LLC
San Antonio, Texas

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures listed below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation ("SIPC") for the period from January 1, 2010 to December 31, 2010, which were agreed to by SWBC Investment Services, LLC (the "Company") and the Securities and Exchange Commission; Financial Industry Regulatory Authority, Inc.; and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries in SIPC-6, noting no differences.

2. Compared the total revenue amounts from the Form X-17A-5 (FOCUS) for the quarters ending March 31, June 30, September 30, and December 31, 2010, with the amounts reported in Form SIPC-7 for the period from January 1, 2010 to December 31, 2010, noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers including the SIPC-7 Reconciliation, Clearing Statements, and Maturing Securities Report for the period from January 1, 2010 through December 31, 2010, noting no material differences.

SAN ANTONIO • AUSTIN

100 N.E. Loop 410, Suite 1100 • San Antonio, Texas 78216 • P 210.828.6281 • T 800.879.4966 • F 210.826.8606 • www.padgett-cpa.com

An Independently Owned Member of The McGladrey Network Worldwide Services through RSM International

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no material differences.

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-6 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be, and should not be, used by anyone other than these specified parties.

Padgett, Stratemann, & Co.

Certified Public Accountants
February 25, 2011